DAVIS LLP | LEGAL ADVISORS SINCE 1892

RECEIVED

2008 JUN -5 P 1:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 67952-00001

May 30, 2008

08003050

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/ct

PROCESSED
JUN 10 2008 E
THOMSON REUTERS

Encs.

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I:\Securities\ReidCo\Public\67952\US 12g\SEC Filings\2008\May-ltr.doc

Date: May 30, 2008 Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		**Date Filed**
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	May 7, 2008 May 21, 2008
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	May 7, 2008 May 21, 2008
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A

(n)	Notice of Change or Variation to Issuer Bid Circular	
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR08-06** **May7, 2008**

Paragon Minerals Provides Drilling Update on the JBP-Appleton Linear Project

- 255 g/t gold (7.4 oz/t gold) intersected over 0.5 metres -

Paragon Minerals Corporation ("Paragon", PGR.TSX-V) and partner Sprott Resource Corp. ("Sprott", SCP.TSX) are pleased to announce that they have completed the first 2,135 metres of a planned 2,750 metre drill program on the JBP Linear property and Appleton Linear property, collectively the "JBP-Appleton Linear Project". The contiguous properties are located approximately 15 kilometres northwest of Gander, Newfoundland. Drilling is scheduled to resume in late May after the spring thaw.

As part of this first drill program, thirteen drill holes were completed on the JBP Linear property. Drilling was aimed at testing a favorable IP geophysical trend that extends between the H-Pond and Pocket Pond gold prospects (located 3 kilometres apart) and a parallel IP geophysical trend (West Pocket Pond Trend) located 500 metres to the west.

Drilling at the Pocket Pond gold prospect (8 holes, 1,323.7 metres) further outlined a significant gold-bearing quartz zone that now extends over a 950 metres strike length. The multiple quartz vein zones, measuring up to 19.5 metres in thickness are enveloped within a broader zone of moderate to intense sericite-carbonate alteration. The Pocket Pond zone is open along strike and to depth and is interpreted to be in the same structural/alteration corridor as H-Pond gold prospect which has a 700-metre strike length. Significant assays from the Pocket Pond zone include:

- 1.89 g/t gold over 12.6 metres including 14.36 g/t gold over 0.50 metres (HP07-39)
- **12.43 g/t gold over 3.4 metres including 84.77 g/t gold over 0.50 metres (HP08-44)**
- **11.11 g/t gold over 11.90 metres including 255.0 g/t gold over 0.50 metres (HP08-48)**

(Note: True thickness interpreted to be 90-100% of core length; HP07-39 previously reported)

"The recent drilling continues to demonstrate the robust nature of this gold-bearing quartz vein system on the JBP Linear property, particularly at the Pocket Pond gold prospect. The new drilling has extended this gold prospect significantly and we are seeing some local zones of high-grade gold mineralization along this trend" said Michael Vande Guchte, President and CEO of Paragon. "Given the coarse and high grade nature of the gold in these types of systems we need to expose these vein zones at surface and collect larger samples to better determine the gold distribution".

Two drill holes (351.6 metres) tested the West Pocket Pond Trend where prospecting has returned quartz float grab samples of up to 252.0 g/t gold. The two drillholes intersect significant quartz vein zones measuring up to 10 metres in thickness over broad intervals up to 90 metres wide. No significant gold assays were reported.

Paragon and partner Sprott will review the result of the drilling at the JBP Linear property and prepare plans for continued exploration on the property. Drilling will resume later this month on the adjacent Appleton Linear property to target the extension and down-plunge potential of four known gold prospects on the property. Historical drilling at these prospects intersected high-grade, gold–bearing quartz vein systems with significant gold intercepts of ***27.25 g/t gold over 1.10 metres, 18.62 g/t gold over 8.60 metres, 21.25 g/t gold***

over 2.70 metres and 16.30 g/t gold over 2.3 metres (core length). The previous drilling tested the mineralization over short strike lengths and shallow depths and remains open in all directions.

The JBP-Appleton Linear Project is being explored under the terms of an option agreement between Paragon and Sprott, whereby Sprott can earn a 55% interest in the project by spending $2.375 million over four years. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details on the properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

The JBP Appleton Linear project work is supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical results and information contained herein were obtained from reports filed with the Government of Newfoundland and Labrador. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, NL for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 27-element ICP analysis on all samples and check assays of significant gold bearing samples. Data quality is monitored through the insertion of control samples comprising one prepared gold standard and one blank sample for every 20 samples of natural diamond drill core. All control samples conformed to the accepted contained grades of gold. Check assays are pending for each of the holes in the drill program.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533- 6353
Paragon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR08-07** **May 21, 2008**

Paragon Minerals Updates Drilling at South Tally Pond VMS Project

- Titan 24 geophysical survey to commence in mid-June, drilling to follow -

Paragon Minerals Corporation ("Paragon", PGR.TSX-V) is pleased to provide an update on the first phase of a 10,000-metre diamond drill program at the Lemarchant Prospect on the South Tally Pond property. A total of thirteen drill holes (4,217 metres; LM08-19 to 31) were completed on the property between February 7 and April 10, 2008. Drilling was halted in mid-April due to the spring thaw conditions and is scheduled to resume in July following the completion of a Titan 24 Deep Earth Imaging geophysical survey.

Paragon has contracted Quantec Geoscience Ltd. to perform a geophysical survey using the Titan 24 Deep Earth Imaging system in the Lemarchant Prospect area in June. The Titan 24 Deep Earth Imaging system is considered to be the most advanced electrical earth imaging technology available. Measuring parameters of DC (resistivity), IP (chargeability) and MT (magnetotelluric resistivity), the Titan 24 measures to depths of 750 metres with IP and to depths of more than 1.5 kilometres with MT data. These depths and multi-parameter data make the system one of the best tools available for obtaining subsurface information related to geologic structure and for the direct detection of mineral deposits.

The completed winter drill program was designed to test the on strike and dip extensions to the precious metal-rich massive sulphide mineralization intersected by Paragon in four drillholes last year, where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver, 1.85 g/t gold were intersected over 14.6 metres (see Paragon News Release dated January 18, 2008).

Drilling to the north and west of the massive sulphides intersected last year has outlined a thick sequence of highly altered and mineralized felsic volcanic rocks. The felsic stratigraphy is intensely altered (chlorite-sericite-silica) and contains up to 25% disseminated to stringer sulphides (pyrite, sphalerite, chalcopyrite and galena). Assay results indicated broad, up to 50 metres wide zones of anomalous to highly anomalous zinc-lead-copper-silver-gold mineralization and interpreted to represent footwall zone mineralization. Two of the drillholes (LM08-28 and 29) intersected up to 9.4 metre thick intervals of semi-massive to massive pyrite-pyrrhotite-magnetite mineralization with anomalous gold mineralization.

Current interpretation suggests that the direction or vector to higher temperature copper-rich massive sulphide mineralization and the potential centre (vent) of the VMS mineralizing system is to the west. The most westerly drillhole (LM08-29; 629 metres) intersected a thick sequence of heavily chlorite-altered felsic volcanic rocks with a notable increase in disseminated chalcopyrite (copper sulphide) contents. Drilling has provided a better understanding of the proximal felsic volcanic stratigraphy and dramatic rock facies changes observed in drill core, all of which has been moderately folded. The extent of the felsic volcanic rocks to the west and at depth show excellent potential for hosting additional massive sulphide mineralization.

"We are very encouraged with the results of the drilling completed to date. The presence of thick accumulations of high grade massive sulphides, vent proximal geology, very intense hydrothermal alteration and significant stringer base metal mineralization are excellent indicators of a large VMS system" stated Michael Vande Guchte, President & CEO of Paragon Minerals Corporation. "We believe that utilizing the Titan 24 geophysical survey at this stage will help target and prioritize the next round of drilling at the

Lemarchant Prospect". The Titan 24 survey is scheduled to begin mid-June and will be followed by up to 5,800 metres of drilling beginning in July.

The South Tally Pond Project is located in the same volcanic belt and has strong similarities to the rocks that host Teck-Cominco's Duck Pond Mine. Paragon has a significant land position covering 32,450 hectares immediately southwest of the Duck Pond Mine. The project is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property.

Results and maps are available on the Company website at www.paragonminerals.com

---

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person - *The South Tally Pond project work is being carried out and supervised by Qualified Person David Copeland, M.Sc., P.Geo. Samples were analysed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern analytical labs in Springdale, NL from sawn NQ-sized half core sections. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 27-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples. Data quality is monitored through the insertion of control samples comprising one prepared base and precious metal standard and one blank sample for every 20 samples of natural diamond drill core. Check assays are currently pending for holes LM08-29 to 31. All other check assays adequately reproduce the reported base and precious metal grades. All control samples conformed to the accepted contained grades of base and precious metals.*

<u>**Forward-looking statements**</u> - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration results and programs. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

END